Underwriters Exercise Option to Purchase Additional 2.5 Million Provident Trust Units NEWS RELEASE NUMBER 25-03 October 7, 2003

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced the syndicate of underwriters included in its recent bought deal financing have exercised and closed their option to purchase an additional 2.5 million trust unitsat $10.50 per unit.  Provident had granted the underwriters the purchase option for a period expiring 30 days following the closing of its recent financing associated with the acquisition of midstream assets in Western Canada on September 30.  Net proceeds from the purchase of additional units were approximately $25 million. Including proceeds from the exercise of the underwriter’s option, total net proceeds from Provident’s financing were approximately $263 million.

The syndicate of underwriters co-led by Scotia Capital and National Bank Financial, included BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Orion Securities Inc.  The financing included a total of 19.2 million trust units and $75 million of five-year convertible extendible unsecured subordinated debentures. The convertible debentures have a coupon of 8.75 percent and are convertible into trust units of Provident at a price of $11.05 per trust unit. The maturity date of the 8.75 percent convertible debentures has been automatically extended from December 31, 2003 to December 31, 2008.

At the close of market on Monday, October 6, 2003 Provident’s enterprise capitalization was:

At Oct. 6, 2003 ($10.81 per unit)

(000,000s)
Total Capitalization	$1,253.6
Trust Units[1]	83.6
Equity	$903.7
8.75% Convertible Debentures	$75.0
10.5% Convertible Debentures	$49.9
Bank Debt	$225.0

1Incorporates 3.5 million for exchangeable share conversions

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream business.  Provident’s energy portfolio is located in some of the more stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce, Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 – 4th Avenue S.W Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com